Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

March 17, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform that the Company has received three separate orders from GST Authority towards tax demand including interest and penalty for the period FY 2019-20 to FY 2021-22. The details as required under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are as hereunder:

Name of the authority	:	Commercial Taxes Department – Office of the Joint Commissioner (ST), Chennai Intelligence -II.
Nature and details of the action(s) taken, or order(s) passed	:	The Company has received order seeking demand including interest and penalty under section 74 of the TNGST Act, 2017.
Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority	:	Orders dated March 16, 2026, were received by the Company on March 16, 2026.
Details of the violation(s)/ contravention(s) committed or alleged to be committed	:	The authority has passed the orders primarily on the ground that certain supplies are taxable in nature.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	:	The above orders levy penalty as detailed below:
		Financial Year	Penalty
		FY 2019-20	2,19,48,944/-
		FY 2020-21	50,406/-
		FY 2021-22	4,384/-
Based on our evaluation, there is no material impact on the financials, operations, or other activities of the Company.

The Company will evaluate filing necessary appeal with the appellate authority in this regard.

This is for your information and records.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR